UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form 40-F  ☐

Annual Shareholder Meeting

In connection with the annual meeting of shareholders of Zhongchao Inc., a Cayman Islands exempted company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Form of Proxy Card and Notice of 2024 Annual Meeting of Shareholders, dated November 6, 2024, to be mailed to the shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: November 6, 2024	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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